FORM 6 K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2008

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....✓.... Form 40-F

Registrant’s Press Release dated September 28, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

	By:	/s/ Donna Gershowitz
Dated: September 28, 2008		Donna Gershowitz General Counsel & Corporate Secretary

FOR IMMEDIATE RELEASE

ELRON ANNOUNCES SUPPORT BY PRINCIPLE SHAREHOLDERS FOR STARLING

Tel Aviv, Israel - September 28, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced, with respect to Starling Advanced Communications Ltd. ("Starling", TASE: STLG), a company held approximately 50% directly and indirectly by Elron and RDC – Rafael Development Corporation Ltd. ("RDC"), a framework for the execution of several actions, the purpose of which is to strengthen the financial position of Starling.

Elron announced today its intention to purchase Starling series A convertible interest bearing debentures (“Convertible Debentures”) from the public at a price of NIS 0.90 for each Convertible Debenture par value NIS 1.00 for a total amount of up to approximately NIS 16 million (approximately $4.6 million). Such purchase shall be upon the terms and conditions as determined by Elron and subject to all applicable laws. Elron will execute such acquisition in such a manner so as not to cause the delisting of the Convertible Debentures from trading on the TASE. Elron currently holds Convertible Debentures in the amount of NIS 8.7 million par value, which represents approximately 20.5% of the Convertible Debentures' par value.

Elron informed Starling that if the acquisition of the Convertible Debentures described above is completed, it is Elron’s intention to release at least those funds from the Convertible Debentures which are held by it after such acquisition and to transfer such funds to Starling for its use in accordance with applicable law.

Simultaneously, Starling informed Elron that in order to further strengthen its financial base, Starling intends in the near future to issue a rights offering to its shareholders (“Rights Offering”). Elron, RDC and Elbit Systems Ltd. (collectively, the “Principal Shareholders”) informed Starling of their consent, in principle, to participate in the rights offering. Such participation is contingent upon the terms to be offered by Starling.

In addition, in order to finance Starling’s ongoing business operations, the Principal Shareholders will extend a loan to Starling in the amount of up to $2 million upon such terms to be determined and which will comply with certain definitions for transactions between a company and its controlling shareholders under applicable Israeli law.

The steps mentioned above constitute a generally agreed upon framework. Performance of the items discussed above are subject to the agreement of business terms satisfactory to all parties, receipt by Starling of all relevant corporate and shareholder approvals, and are subject to all applicable law.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972 3 6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).